SECURITIES [barcode] SSION

02019167

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 51304

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH. D.C. 354 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banc of America Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

~~ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)~~

101 South Tryon Street, NC1-002-33-31

(No. and Street)

Charlotte, NC 28255

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward D. Bedard 704-388-4353

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

101 North Tryon Street, Suite 5400, Charlotte, NC 28202

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 2 2002 P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward D. Bedard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc of America Advisors, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

SVP & Chief Operating Officer
Title

[signature]
Notary Public

"OFFICIAL SEAL"
Notary Public, North Carolina
County of Mecklenburg
Margaret Ann Kruse
My Commission Expires 10/24/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS [redacted]

PricewaterhouseCoopers LLP
Bank of America Corporate Center
100 N. Tryon Street, Suite 5400
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Managers and Member of
Banc of America Advisors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Banc of America Advisors, LLC (the "Company"), a wholly-owned subsidiary of Bank of America, N.A., at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Banc of America Advisors, LLC is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

Banc of America Advisors, LLC

(Formerly Banc of America Advisors, Inc.)
(A wholly-owned subsidiary of Bank of America, N.A.)

Statement of Financial Condition

December 31, 2001
(amounts in thousands)

Assets		
Cash and cash equivalents	$	236,599
Investments owned:		
Marketable, at fair value		17,614
Not readily marketable, at fair value		52,357
Administration and shareholder servicing fees receivable from affiliated funds		6,447
Advisory fees receivable from affiliated funds		26,657
Furniture, equipment and capitalized software, less accumulated depreciation and amortization of $947		111
Deferred tax asset		2,184
Other receivables		326
Total assets	$	342,295
Liabilities and Member's Equity		
Accrued employee incentives	$	5,675
Sub-advisory fees payable to affiliates		7,006
Sub-advisory fees payable to non-affiliates		1,898
Compensation arrangments payable to affiliates		38,035
Other payables to affiliates		3,553
Accounts payable and other accrued liabilities		941
Income taxes payable		63,698
Total liabilities		120,806
Commitments and contingencies (Note 4)		
Member's equity		221,489
Total liabilities and member's equity	$	342,295

The accompanying notes are an integral part of these financial statements.